Exhibit 21.1

SUBSIDIARIES OF LIMESTONE BANCORP, INC.

Direct Subsidiary	Jurisdiction of Organization	Does Business As
Limestone Bank, Inc.	Kentucky	Limestone Bank, Inc.
Statutory Trust I	Connecticut	Statutory Trust I
Statutory Trust II	Connecticut	Statutory Trust II
Statutory Trust III	Connecticut	Statutory Trust III
Statutory Trust IV	Connecticut	Statutory Trust IV
PBIB Corporation, Inc.	Kentucky	PBIB Corporation, Inc.